Mail Stop 4561

May 21, 2009

By U.S. Mail and facsimile (717)532-4143

Thomas R. Quinn, Jr.
President and Chief Executive Officer
Orrstown Financial Services, Inc.
77 East King Street
Shippensburg, Pennsylvania 17257

> **Re: Orrstown Financial Services, Inc.**
> **Form 10-K for December 31, 2008**
> **Definitive Proxy Statement filed March 26, 2009**
> **File Number 001-34292`**

Dear Mr. Quinn:

    We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Cover page and Item 5, page 10

1.   The cover page of the Form 10-K and Item 201(b) of Regulation S-K require the Company indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. In future filings, please provide this information as of a date closer to the date of the Company's Form 10-K.

2.   The cover page requires that you state the aggregate market value of the voting and non-voting equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter, not at the fiscal year end. In future filings, please provide the figure as of the proper date.

Signatures, page 65

3.   In future filings, please be sure that the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer sign your Form 10-K on behalf of the registrant, not as authorized signatories of the Company. Please refer to General Instruction D.2(a) of Form 10-K.

Definitive Proxy Statement on Schedule 14A
Audit Committee, page 9

4.   Please tell us and disclose whether you have an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K serving on your audit committee.

Outstanding Equity Awards at Fiscal Year End Table, page 22

5.   Please tell us and clarify in future filings whether the number of securities underlying your unexercised options are "exerciseable" or "unexerciseable." Refer to Item 402(f)(2)(i-ii) of Regulation S-K.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Marc Thomas at 202-551-3452, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3491.

Sincerely,

Todd Schiffman,
Assistant Director